SCHEDULE 14A INFORMATION
                    PROXY STATEMENT PURSUANT TO SECTION 14(a)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                  (REVISED-2)

Filed by the Registrant [  ]
Filed by a Party other than the Registrant [X]
Check the appropriate box:
    [ ]  Preliminary Proxy Statement
    [ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
    [X]  Definitive Proxy Statement - Amendment No. 1
    [ ]  Definitive Additional Materials
    [ ] Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12


                        LONE STAR STEAKHOUSE & SALOON, INC.
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                (Name of Registrant as Specified In Its Charter)


                                  GUY W. ADAMS
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   (Name of Person(s) Filing Proxy Statement, if other than the Registrant)


Payment of Filing Fee (Check the appropriate box): NONE

[  ] $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), 14a-6(i)(2) or
     Item 22(a)(2) of Schedule 14A.
[  ] $500 per each party to the controversy pursuant to Exchange Act Rule
     14a-6(i)(3).
[  ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

     (1) Title of each class of securities to which transaction applies:
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     (2) Aggregate number of securities to which transaction applies:
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     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11
         (Set forth the amount on which the filing fee is calculated and state how it was determined):
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     (4) Proposed maximum aggregate value of transaction:
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     (5) Total fee paid:                        NONE
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[  ] Fee paid previously with preliminary materials.
[  ] Check box if any part of the fee is offset as provided by Exchange Act
     Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     (1) Amount Previously Paid:        None
     (2) Form, Schedule or Registration Statement No.:
     (3) Filing Party:          Guy W. Adams
     (4) Date Filed:                    May 31, 2001

ITEM 1.  DATE, TIME AND PLACE INFORMATION

(a)             Date, Time and Place of Meeting

On July 6, 2001 at the Sullivan's Steakhouse restaurant located at 300 Colorado Street, Austin, Texas 78701, 9:00 a.m. local time, and any and all adjournments and postponements thereof.

Principal Executive Offices of the Registrant

        Guy W. Adams
        550 South Hope Street, Suite 1825
        Los Angeles, California 90071

Telephone: (626) 445-8017

(b) Approximate date on which the Proxy Statement and form of Proxy is to be given to security holders:

        On or about June 6, 2001.

(c)      (1)    Deadline for submitting shareholder proposals and form
                of Proxy for the Registrant's Next Annual Meeting:

                        December 21, 2000

(2) Date after which notice of a shareholder's proposal submitted after December 21, 2000 is considered untimely:

                        March 16, 2001

ITEM 2. REVOCABILITY OF PROXY

Any Proxy executed and returned by a stockholder to Guy W. Adams may be revoked at any time thereafter if written notice of revocation is given to Guy
W. Adams, prior to the vote taken at the meeting. Any Proxy, executed and returned by a stockholder to Guy W. Adams may also be revoked by execution of a subsequent proxy which is presented to the meeting. Any Proxy executed and returned by a stockholder to Guy W. Adams may also be revoked by the stockholder attending the meeting and voting by ballot, except as to matters upon which a vote shall have been cast pursuant to the authority conferred by such Proxy prior to such attendance and voting by such stockholder.

ITEM 3.  DISSENTERS RIGHT OF APPRAISAL

       Not Applicable.

ITEM 4.  PERSONS MAKING THE SOLICITATION

This solicitation is made by Guy W. Adams. Guy W. Adams has consented to be named in the Company's Proxy Statement, and has agreed to serve on the Company's Board of Directors if elected.
Solicitations will be made by use of the mails and by informal meetings and telephone calls with one or more stockholders.

The cost of this solicitation will be borne by Guy W. Adams. Mr. Adams has spent $21,518 to date, and estimates that total expenditures will equal approximately $50,000.

If Mr. Adams is successful in this solicitation, he will seek reimbursement from the Company for the costs of solicitation, and does not expect that the issue of reimbursement will be submitted to a vote of stockholders.

ITEM 5.  INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Guy W. Adams currently owns 1100 Shares of the Company's outstanding Common Stock, of which 1000 are own in his IRA Account and 100 are owned personally in his individual name. According to the Company's last proxy filed May 18, 2001, the Board is composed of five (5) Directors divided into three (3) staggered classes, each class expiring after a three (3) year term. For the class expiring in 2001, only one Director position is shown expiring, which is
currently held by Jamie B. Coulter.    Mr. Adams is seeking to have himself
fill one seat up for re-election for the class expiring 2001 on the Company's Board of Directors. If successful Mr. Adams will become a member of the Company's Board of Directors with a term which expires in 2004.

Mr. Adams is advised that the Company's Directors receive an annual fee of $5,000, and a fee of $1,250 for each Board of Directors' meeting attended and are reimbursed for their expenses. Directors are also entitled to receive grants of options under the Company's 1992 Directors Stock Option Plan. Generally, upon election to the Board, each director who is not an executive officer is granted a one-time stock option to acquire 40,000 shares of Common Stock and receives an annual option grant upon the anniversary date of 6,800 shares. The exercise price for such shares is equal to the closing sale price of the Common Stock as reported on NASDAQ on the date of grant.

Mr. Adams, as a result of his ownership of the Company's shares, will realize prorata with other shareholders, the results of any sale of the company as proposed in shareholder Proposal 3 set forth in the Company's Definitive Proxy statement of May 18, 2001.

Except for the above, Mr. Adams has no substantial interest, direct or indirect, by security holdings or otherwise, in the matter to be acted upon for which proxies are solicited.

Guy W. Adams' business address is as follows:

                  500 South Hope Street, Suite 1825
                  Los Angeles, California 90071

      Guy W. Adams' present principal occupation and the name, principal business and address of the corporation in which such employment is carried on, is as follows:

                  Business Consultant
                  GWA Capital
                  550 South Hope Street, Suite 1825
                  Los Angeles, California 90071

Guy W. Adams beneficially owns 1100 Shares of the Company's Common Stock directly. Mr. Adams owns no other shares of the Company's Common Stock, neither directly nor indirectly, neither beneficially nor nonbeneficially.

Set out below is information with respect to all securities of the Company purchased or sold by Guy W. Adams within the past two years:

DATE PURCHASED OR SOLD        SHARES PURCHASED        SHARES SOLD

February 21, 2001                 100
February 13, 2001                 500*
February  6, 2001                 500*
   April 28, 2000                                      1000
   March 10, 2000                                      4000 (Optioned)
February 29, 2000                1000
February 23, 2000                4000 (Optioned)


* HELD IN MR. ADAMS' IRA


None of the funds used to purchase the aforesaid securities of the Company were borrowed funds. Guy W. Adams is currently not, nor has he ever been, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

Guy W. Adams has had no transactions of any nature with the Company or any of its subsidiaries. Guy W. Adams has no arrangement or understanding with any person with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

ITEM 6.  VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company reported in its Proxy Statement filed May 18, 2001, that it had 24,037,241 shares of Common Stock outstanding, each of which was entitled to one vote on all matters to come before the stockholders.

The record date for the Company's year 2001 Annual Shareholders' Meeting is May 11, 2001.

Mr. Adams does not have current information as to the security ownership of management or of beneficial ownership of the Company's stock who own more than 5% of the Company's outstanding common stock, except for the information set forth in the Company's Definitive Proxy statement, filed on May 18, 2001.

ITEM 7.  DIRECTORS & EXECUTIVE OFFICERS

Guy W. Adams is nominating himself as a candidate to be elected to fill one seat on the Company's Board of Directors which comes up for election at the Company's next Annual Stockholders' Meeting.

Mr. Adams is President and Owner of GWA Capital (1996 to present), a Sole Proprietorship, investing his own capital in public and private equity transactions. Mr. Adams also consults with entities seeking to refinance or recapitalize. Previously, Mr. Adams served as an Investment Manager and Financial Advisor to Pacific Theatres Corporation and its affiliates (1989 -
1995) investing in public and private equity transactions. Mr. Adams had investment authority over funds in excess of ten million dollars. The Corporation is privately owned by the Forman family (formerly, Forbes: 400 Richest People in America). He is a graduate of Louisiana State University, Bachelor of Science in Engineering, 1974 and Harvard Graduate School of Business Masters of Business Administration, 1984.

A lawsuit was filed by the Company's current management on April 20, 2001 in U.S. District Court of Kansas (Case number 01-1112-JTM) seeking to enjoin this proxy solicitation. Mr. Adams' legal advisors have advised that in their opinion this lawsuit is without merit. Although this litigation is dragging on, the Company's management has been unsuccessful in their effort to stop this proxy solicitation.

Other than the above, Mr. Adams is not a party to any material proceeding adverse to the Company, or any subsidiary or affiliation, nor does he have any interest, material or otherwise, adverse to the Company.

Mr. Adams has not engaged in any transactions of any kind with the Company or its subsidiaries.

ITEM 8.  COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Mr. Adams has no information as to compensation paid by the Company to its officers and directors except for the information set forth in the Company's Definitive Proxy Statement filed under the Securities Exchange Act of 1934, under date of May 18, 2001, and by this reference hereby incorporated herein. According to information discussed in the Proxy Statement, Mr. Adams' understanding of executive officer compensation in general is that Jamie B. Coulter and John D. White receive an annual salary of 750,000 and $600,000, respectively.

Item  9.  Not Applicable.
Item 10.  Not Applicable
Item 11.  Not Applicable
Item 12.  Not Applicable
Item 13.  Not Applicable
Item 14.  Not Applicable
Item 15.  Not Applicable

Item 16.  Not Applicable
Item 17.  Not Applicable.
Item 18.  Not Applicable
Item 19.  Not Applicable


ITEM 20.  OTHER PROPOSED ACTION

"PROPOSAL II :  RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS"

            "The Board of Directors has appointed Ernst & Young, LLP as the Company's independent auditors for the fiscal year ending December 25, 2001. Although the selection of independent auditors does not require ratification, the Board of Directors has directed that the appointment of Ernst & Young, LLP be submitted to stockholders for ratification due to the significance of their appointment to the Company. If stockholders do not ratify the appointment of Ernst & Young, LLP as the Company's independent auditors, the Board of Directors will consider the appointment of other certified public accountants. A representative of Ernst & Young, LLP will be present at the Meeting and will be available to respond to appropriate questions. The approval of the proposal to ratify the appointment of Ernst & Young, LLP requires the affirmative vote of a majority of the votes cast by all stockholders represented and entitled to vote thereon."

GUY W. ADAMS RECOMMENDS A VOTE "FOR" PROPOSAL II.


"PROPOSAL III :  STOCKHOLDER PROPOSAL  -  MAXIMIZE VALUE RESOLUTION"

            "William Steiner, an individual residing at 4 Radcliff Drive, Great Neck, New York 11024, beneficial owner of 1550 shares of Common Stock of the Company has notified the Company that he intends to present the following proposal at the Meeting:

            "Resolved that the stockholders of Lone Star Steakhouse & Saloon, Inc. urge the Lone Star Steakhouse & Saloon, Inc. Board of Directors to arrange for the prompt sale of Lone Star Steakhouse & Saloon, Inc. to the highest bidder."

The Company's Schedule 14A Information Statement states that, "The purpose of the Maximize Value Resolution is to give all Lone Star Steakhouse & Saloon, Inc. stockholders the opportunity to send a message to the Lone Star Steakhouse & Saloon, Inc. Board that they support the prompt sale of Lone Star Steakhouse & Saloon, Inc. to the highest bidder. A strong and or majority vote by the stockholders would indicate to the Board the displeasure felt by the stockholders of the stockholder returns over many years and the drastic action that should be taken. Even if it is approved by the majority of the Lone Star Steakhouse & Saloon, Inc. shares represented and entitled to vote at the annual meeting, the Maximize Value Resolution will not be binding on the Lone Star Steakhouse & Saloon, Inc. Board. The proponent however believes that if this resolution receives substantial support from the stockholders, the Board may choose to carry out the request set forth in the resolution.

            "The prompt auction of Lone Star Steakhouse & Saloon, Inc. should be accomplished by any appropriate process the Board chooses to adopt including a sale to the highest bidder whether in cash, stock, or a combination of both. It is expected that the Board will uphold its fiduciary duties to the utmost during the process.

            "The proponent further believes that if the resolution is adopted, the management and the Board will interpret such adoption as a message from the company's stockholder's that it is no longer acceptable for the Board to continue with its current management plan and strategies."

THE COMPANY RECOMMENDS A "NO" VOTE ON THIS PROPOSAL III.

Mr. Adams does not have sufficient information as yet to determine if it is in the shareholders best interests to sell the Company at this time. As a result, Mr. Adams does not make a recommendation "For" or "Against" PROPOSAL III, but Mr. Adams will accept proxies on the issue and vote your proxies according to the proxy giver's wishes. Also, if the holders of a majority of the shares voting in this issue vote for Proposal III, Mr. Adams will do his best to honor the will of the Stockholders and to promote such a transaction.

ITEM 21.  VOTING PROCEDURES

      According to the Company's Proxy Statement for its 2001 Annual Meeting of Shareholders, the following voting procedures apply:

Only stockholders of record at the close of business on the record date (the "Record Date") for the Meeting, will be entitled to notice of, and to vote at, the Meeting and any adjournments thereof. Each outstanding share of Common Stock is entitled to one vote. Mr. Adams does not know if there are other classes of voting securities of the Company outstanding. A majority of the outstanding shares of Common Stock present in person or by proxy is required for a quorum. A plurality of the votes properly cast at a meeting duly called and notified, at which a quorum is present, is required to elect a Director.

Shares of Common Stock represented by Proxies, which are properly executed, duly returned and not revoked, will be voted in accordance with the instructions contained therein. If no specification is indicated on the Proxy, the shares of Common Stock represented thereby will be voted for the election as Directors of the persons who have been nominated by the Board of Directors. The execution of a Proxy will in no way affect a stockholder's right to attend the meeting and vote in person. Any Proxy executed and returned by a stockholder may be revoked at any time thereafter if written notice of revocation is given to the Secretary of the Company prior to the vote to be taken at the Meeting, or by execution of a subsequent proxy which is presented to the Meeting, or if the stockholder attends the Meeting and votes by ballot, except as to any matters upon which a vote shall have been cast pursuant to the authority conferred by such Proxy prior to such revocation. For purposes of determining the presence of a quorum for transacting business at the Meeting, abstentions and broker "non-voters" (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) will be treated as shares that are present but which have not been voted.

Respectfully submitted,


     /s/ Guy W. Adams
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         Guy W. Adams

Date: May 31, 2001



FORM OF PROXY

LONE STAR STEAKHOUSE & SALOON, INC.

Annual Meeting of Stockholders on July 6, 2001
PROXY SOLICITED ON BEHALF OF GUY W. ADAMS

The undersigned stockholder of Lone Star Steakhouse & Saloon, Inc., a Delaware corporation, hereby constitutes and appoints GUY W. ADAMS with full power of substitution, his (her/its) attorney and proxy to the undersigned to represent the undersigned and vote all shares of Lone Star Steakhouse & Saloon, Inc.'s (the "Company") Common Stock which the undersigned would be entitled to vote if personally present at the next Annual Meeting of Lone Star Steakhouse & Saloon, Inc., to be held at 9 a.m., local time, on July 6, 2001, at Sullivan's Steakhouse Restaurant, located at 300 Colorado Street, Austin, Texas 78703, and at any postponement or adjournment thereof, in the following manner:

PROPOSAL 1:    ELECTION OF DIRECTOR WITH A TERM EXPIRING IN 2004

Guy W. Adams recommends a vote FOR Guy W. Adams for election to the Board of Directors.

FOR the nominee listed          AGAINST                 ABSTAIN
below (except as marked         the nominee             from vote
to the contrary below)          listed below
[   ]  Guy W. Adams             [   ]  Guy W. Adams     [    ]

(INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name in the space provided below)

(INSTRUCTION: To grant authority to vote for any other individual nominee not listed above, write that nominee's name in the space provided below)

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PROPOSAL 2:  TO  RATIFY  THE  APPOINTMENT  OF  ERNST & YOUNG,  LLP AS THAT
             COMPANY'S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 25, 2001.

Guy W. Adams RECOMMENDS A VOTE "FOR" PROPOSAL 2.

[   ]  FOR                      [   ]  AGAINST          [    ]  ABSTAIN

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PROPOSAL 3:  STOCKHOLDER PROPOSAL - MAXIMIZE VALUE RESOLUTION

RESOLVED, that the stockholders of Lone Star Steakhouse & Saloon, Inc., urge the Lone Star Steakhouse & Saloon, Inc. Board of Directors to arrange for the prompt sale of Lone Star Steakhouse & Saloon, Inc. to the highest bidder.

Guy W. Adams does not make a recommendation on Proposal 3, but will accept your proxy on this issue and vote it according to your wishes.

[   ]  FOR                      [   ]  AGAINST          [    ]  ABSTAIN

(Continued and to be signed and dated, on the reverse side.)

This proxy may be revoked prior to the time it is voted by delivering to Guy
W. Adams or to the Secretary of the Company either a written revocation or a proxy bearing a later date, or by appearing at the Annual Meeting and voting in person.

Please sign exactly as name appears below. When shares are held in joint account, both owners must sign. When signing as attorney, trustee, executor, etc., give full title as such. If a corporation, please sign full corporate name by authorized officer. If a partnership, sign in full the partnership name by the authorized person.


Signed:                                         Date:   June 4, 2001


Number of Shares Held :                         Signed:



PLEASE MARK, SIGN, DATE AND RETURN THE PROXY
CARD PROMPTLY USING THE ENCLOSED ENVELOPE to:

GUY W. ADAMS
550 South Hope Street, Suite 1825
Los Angeles, California 90071